                                                                     Exhibit 2.1


Encore Orthopedics, Inc.
8900 Shoal Creek Boulevard
Building 300
Austin, Texas 78757

Attention: Nicholas Cindrich,
Chairman of the Board of Directors
and Chief Executive Officer

                                October 11, 1996


Ladies and Gentlemen:

         This Letter of Intent describes our understanding as to a proposed transaction pursuant to which Encore Orthopedics, Inc. will conclude a merger ("Merger") with a newly formed subsidiary of Healthcare Acquisition Corp.

1.       The Parties.

         A. Healthcare Acquisition Corp., a Delaware corporation,("Healthcare").

         B. HCAC Acquisition Company, a Texas corporation to be formed ("Acquisition Co."), the issued and outstanding capital stock of which will be common stock ("Acquisition Common Stock") owned solely by Healthcare.

         C. Encore Orthopedics, Inc., a Texas corporation ("Encore"). Encore's authorized capital stock consists of 15,000,000 shares of common stock, $0.01 par value ("Encore Common Stock"), and 5,000,000 shares of Preferred Stock, par value $1.00 ("Encore Preferred Stock"), 1,000,000 shares of which have been designated as Series A Preferred Stock. In addition, Encore has issued warrants and options (including, but not limited to, options under certain stock option plans) that are currently outstanding (collectively, the "Encore Warrants"). All Encore Warrants other than those identified on Exhibit A hereto, are hereinafter referred to as the "Encore Included Warrants," and all the Encore Warrants identified on Exhibit A hereto are hereinafter referred to as the "Encore Excluded Warrants."

2.       The Merger.

On the effective date ("Effective Date") of the Merger (currently anticipated to occur on or about December 31, 1996), and pursuant to the definitive Merger Agreement ("Merger Agreement") described below, Encore and Acquisition will merge with one another in a statutory merger under Texas law in which Encore will be the surviving entity. Upon consummation of the Merger, the

Board of Directors of Healthcare will consist of Joel Kanter, Jay Haft and John Abeles, plus seven additional board members designated by Encore in the Merger Agreement and its officers will be designated by Encore in the Merger Agreement from among its current officers. It is contemplated that, upon consummation of the Merger, Healthcare will change its name to one that includes the "Encore" mark.

3.       Conversion of Securities.

On the Effective Date, all the Acquisition Common Stock will be converted on a one share-for-one share basis into common stock of the surviving entity, and the surviving entity will become a wholly owned subsidiary of Healthcare. On the Effective Date, the Encore Common Stock, Encore Preferred Stock and Encore Warrants shall be converted as follows:

         A. Encore Common Stock, Encore Preferred Stock and Encore Included Warrants.

                  (1) Holders of Encore Common Stock and Encore Preferred Stock will receive, upon conversion of those securities in the Merger, shares of Healthcare common stock, $.001par value ("Healthcare Common Stock") and New Healthcare $7.00 Warrants (as described below). Each Encore Included Warrant shall, by virtue of the Merger, cease to be exercisable for Encore Common Stock and shall instead be exercisable for one Unit (as hereinafter defined) for each share of Encore Common Stock for which it was exercisable immediately prior to the Merger. A "Unit" shall be the number of shares of Healthcare Common Stock and New Healthcare $7.00 Warrants into which a share of Encore Common Stock is converted by virtue of the Merger. The total number of shares of Healthcare Common Stock available for issuance upon conversion of the Encore Common Stock and Encore Preferred Stock in the Merger and upon exercise of the Encore Included Warrants ("New Healthcare Common Stock") shall be, collectively, that number of shares of Healthcare Common Stock that is equal to the amount obtained by dividing $40,000,000 by the Per Share Amount (as hereinafter defined). The "Per Share Amount" shall be equal to Healthcare's cash on hand as of the Effective Date (including the amounts held in trust that will be distributed to Healthcare upon consummation of the Merger) divided by the total issued and outstanding Healthcare Common Stock as of the Effective Date (but prior to the Merger). The "New Healthcare $7.00 Warrants" shall be warrants for Healthcare Common Stock at an exercise price of $7.00 per share, and will be exercisable for a period of four years beginning on the Effective Date. The total number of shares of Healthcare Common Stock underlying those certain New Healthcare $7.00 Warrants to be issued in the Merger upon conversion of the Encore Common Stock or Encore Preferred Stock and those certain New Healthcare $7.00 Warrants issuable upon exercise of the Encore Included Warrants, collectively, shall be equal to 15% of the number of shares of New Healthcare Common Stock.

                  (2) An amount of the New Healthcare Common Stock issued in exchange for the Encore Common Stock equal to 10% of all the New Healthcare Common Stock ("Escrow Stock") shall be delivered by certain principal Encore shareholders to be identified in the Merger Agreement to an escrow agent to be appointed by the parties, and shall be held in escrow pending completion of the audit of Encore's financial statements for its fiscal year ending December 31, 1996 ("1996 Financial Statements"). If Encore's sales for 1996 as reflected in the 1996 Financial Statements ("1996 Sales"), are less than $16,200,000, Escrow Stock shall be forfeited to the Company for cancellation and return to the Company's authorized but unissued common stock. The number of shares of Escrow Stock to be so forfeited shall be the amount obtained by dividing (i) the product of 2.22 multiplied by the amount by which 1996 Sales is less than $16,200,000; by (ii) the Per Share Amount. The foregoing calculation shall be made promptly after the audit of the 1996 Financial Statements, and, promptly thereafter, the remaining Escrow Stock will be distributed to its owners. The order of forfeiture of Escrow Stock, and appropriate indemnities and releases from the holders of Escrow Stock, will be set forth in the Escrow Agreement with respect thereto to be entered into at or prior to the Effective Date.

                  (3) The definitive Merger Agreement (described below) shall set forth the precise manner in which the New Healthcare Common Stock and New Healthcare $7.00 Warrants will be converted. Encore shall assure that the number of shares of Healthcare Common Stock and New Healthcare $7.00 Warrants issuable upon exercise of all the Encore Warrants complies with the terms of the Encore Warrants.

         B. Encore Excluded Warrants. The Encore Excluded Warrants will cease to be exercisable for Encore Common Stock. Each Encore Excluded Warrant shall thereafter be exercisable for one Unit per each share of Encore Common Stock for which it was exercisable immediately prior to the Merger, and the exercise price per Unit shall be the exercise price per share of Encore Common Stock in effect immediately prior to the Merger. The Encore Excluded Warrants and the Encore Included Warrants and the plans, if any, under which they were issued will be amended to the extent necessary to accomplish the foregoing and to reduce the number of options authorized under such plan to those that have been issued as of the Effective Date.

4.       Adoption of Stock Option Plan.

The Merger Agreement will provide that, upon the Effective Date, Healthcare will adopt one or more Stock Option Plan(s) for employees and such other persons, providing for the issuance of such Healthcare Common Stock options as shall be determined by agreement of the parties and set forth in the Merger Agreement.

5.       Definitive Agreement.

The transactions contemplated by this Letter of Intent are subject to the execution by all parties of the definitive Merger Agreement superseding this Letter of Intent and providing for the transactions contemplated herein. The Merger Agreement will include such representations and warranties, covenants, indemnities, and conditions, and require such legal opinions and certificates of officers of the parties as is customary in transactions of this nature. Conditions precedent to the Merger will include the following:

         A. Authorization. The transactions contemplated by the Merger Agreement shall have been approved by all requisite action on the part of the shareholders and directors of the respective parties. Encore has reviewed a copy of Healthcare's prospectus dated March 8, 1996, which describes conditions that must be satisfied before the Merger can be consummated and acknowledges that the satisfaction of each of these conditions will be preconditions to the Merger.

         B. Tax Opinion. Each party shall have received a tax opinion in a form and substance satisfactory to such party that the transaction will constitute a "tax free reorganization" pursuant to Section 368(a) of the Internal Revenue Code of 1986, as amended.

         C. Registration. A registration statement on Form S-4, containing a combined proxy statement and prospectus providing for the approval of the transaction by the stockholders of Healthcare and Encore and the issuance of the securities of Healthcare to be issued upon consummation of the Merger, shall have been filed with and declared effective by the Securities and Exchange Commission, and such actions as are necessary under State Blue Sky or securities laws to permit the issuance of such securities shall have been taken.

         D. Lock Up Agreements. Receipt by Healthcare of Agreements not to sell, transfer, pledge or otherwise dispose of any Healthcare Common Stock or warrants therefor from each Encore shareholder who, upon consummation of the Merger, will own, have the right to acquire, or otherwise be the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of over 5,000 shares of Healthcare Common Stock. Each Lock Up Agreement will provide for the release of the securities restricted thereby based upon the number of shares of Healthcare Common Stock such shareholder will own, have the right to acquire or be the beneficial owner of, upon consummation of the Merger (except as otherwise provided in 5.D.(3) below), as follows:

                  (1) Between 5,001 through 99,999 shares - one-half released after 9 months and one-half released after 1 year.

                  (2) 100,000 shares or more - one-third released after 12 months, one-third released after 15 months, and one-third released after 18 months; and

                  (3) Senior management and the major shareholders (the Turanyis', Wolfgang Schweizer, Helmut Vogel and Michael Pentopoulos) - one-fourth released after 12 months, one-fourth released after 15 months, one-fourth released after 18 months, and one-fourth released after 24 months.

         E. Encore Warrants. All Encore Warrants that cannot be converted as provided in Section 4 hereof without the consent of the holder thereof, must have been tendered by the holder thereof for exchange in accordance with
Section 4.

         F. Sales Target. Encore's sales for the 9 month period ended September 27, 1996 shall have been at least $11,400,000 and Encore shall have delivered to Healthcare an unaudited income statement reflecting same, certified as true by the President of Encore and reviewed by Price Waterhouse.

         G. Elimination of All "Put" Rights. All rights of any shareholder, warrant holder or other security holder to require Encore or its successors to pay any amount (including, but not limited to, the "put" rights of Sirrom under its Encore Warrants) in cash or property upon surrender of such security and shall have been released.

         H. Fairness Opinion. Each party shall have received a fairness opinion from a qualified investment banker of its selection to the effect that the Merger is fair to such party's shareholders from a financial point of view.

6.       Investigation.

Each party shall afford to the officers, employees, accountants, counsel and other authorized representatives of the other, reasonable access to its properties, books and records and shall use its best efforts to cause its representatives to furnish such additional financial and operating data and other information as the other may from time to time reasonably request for the purpose of conducting a due diligence investigation. Each party shall be authorized to conduct thorough background investigations regarding the officers and directors of the other parties hereto, and if requested by another party hereto, each party shall obtain written authorization from their officers and directors permitting such investigations.

7.       Ordinary Course.

From the date hereof until the execution of the definitive Merger Agreement, closing of the transaction contemplated hereby or the termination of this Letter of Intent, neither party will, without first consulting with the other party hereto, (i) make any change in the conduct of its business, (ii) enter into any transaction other than in the ordinary course of business, (iii) except in the ordinary course of business, dispose of any of its assets, (iv) subject any of its assets to a lien or other encumbrance except in the ordinary course of business, (v) waive any right of substantial value, (vi) make any changes in any employment arrangements, or (vii) make any changes in its capital structure or issue any additional shares (other than pursuant to the exercise of outstanding options, warrants, subscriptions, agreements or commitments giving anyone the right to acquire shares of capital stock or granting options at an exercise price of $5.00 or more to distributors or surgeons under current Encore plans not to exceed the amounts currently authorized thereunder).

8.       No Solicitation.

From the date hereof until the date upon which this Letter of Intent is terminated, neither party will, directly or indirectly, without the prior written consent of the other party hereto, (i) solicit, initiate or encourage submission of proposals or offers from any third party relating to any acquisition or purchase of all or a material portion of the assets of, or any equity interest in, such party, or any merger, consolidation or business combination with such third party or its designee, or (ii) except to the extent required by fiduciary obligations under applicable law as advised in writing by counsel, participate in any discussions or negotiations regarding, or furnish to any third party any information with respect to any of the foregoing. Each party shall promptly notify the other party of any such proposal, offer, inquiries made, providing reasonable detail of the identity of the third party and the terms and conditions of the proposal or offer.

9.       Announcement.

Encore understands and acknowledges that Healthcare and its affiliates will make a public announcement of the proposed transaction immediately following the execution of this Letter of Intent and will file this Letter of Intent with the Securities and Exchange Commission. Healthcare agrees that, to the extent practicable, Encore shall have the right to review and provide Healthcare with its comments on such public announcement. In addition, Healthcare and Encore will work together to prepare an announcement for release by Encore that is mutually agreeable to Healthcare and Encore. To the extent practicable, except as required by law or stock exchange rules and regulations, neither party shall make any other public disclosure or announcement regarding the transactions contemplated by this Letter of Intent (other than to announce its expiration) without the consent of the other party (which consent shall not be unreasonably withheld.).

10.      No Violations.

Subject to receipt of required consents to the transactions contemplated from third party lenders, lessors and other customary consents, each party hereby represents and warrants to the other party hereto that the execution, delivery and performance by such party of this Letter of Intent and the consummation by such party of the transactions contemplated hereby, do not and will not constitute a violation of or default under (either immediately, upon notice or upon lapse of time) any provision of any contract or agreement to which such party is bound.

11.      Joint Drafting Responsibility.

This Letter of Intent is the result of the joint efforts and negotiations of the parties hereto, with each party being represented or having the opportunity to be represented by legal counsel of its own choice. The parties agree that the rule of judicial interpretation to the effect that any ambiguity or uncertainty contained in an agreement is to be construed against the party who drafted the agreement shall not be applied in the event of any disagreement or dispute arising out of this Letter of Intent.

12.      Expenses and Brokers.

Each of the parties hereto agrees to pay its own expenses in connection with the matters contemplated hereby, without regard to whether a transaction is consummated. In addition, each party represents and warrants to the other that it has not retained a finder or broker in connection with the transactions contemplated hereby and that no broker's or finder's fee is or shall become due to any third party upon consummation of a business transaction between the parties.

13.      Binding Effect.

This Letter of Intent is intended to evidence the current intentions of the parties with respect to the transactions contemplated hereby as reflected in discussions between us to date, and it is expressly understood and agreed that this Letter of Intent does not constitute an agreement to consummate the transactions contemplated hereby or to enter into the Merger Agreement, and the parties hereto have no rights or obligations of any kind whatsoever relating to the transactions contemplated hereby unless and until the Merger Agreement is executed and delivered; provided, however, that the respective obligations of Healthcare and Encore contained in this Section and Sections 6,7,8,9,10,11 and 12 will be binding upon such party when each has signed this Letter of Intent in the manner provided below. This Letter of Intent may be terminated by either party upon written notice to the other.

         If the above proposal is acceptable to you, please so indicate in the space provided below and return one executed copy to the undersigned. This Letter of Intent may be executed in one or more counterparts, each of which shall be deemed an original, and all of which will constitute one and the same instrument.

                                      Sincerely,

                                      HEALTHCARE ACQUISITION CORP., a Delaware corporation


                                      By: /s/ Jay M. Haft
                                          ------------------------------------
                                          Jay M. Haft, Chairman of the Board
                                          of Directors
AGREED AND ACCEPTED:

ENCORE ORTHOPEDICS, INC., a Texas corporation

By: /s/ Nicholas Cindrich
   -----------------------------
Nicholas Cindrich, Chairman of the
Board of Directors and Chief Executive Officer

Date: October 11, 1996
     ---------------------------

                                   EXHIBIT A



List of Options granted at $5.00 per share


Dr. Burton Marsh                                       10,000
Dr. Kevin Coupe                                         5,000
Dr. James Duke                                         10,000
Williams Family                                        24,000
Orthosource, Inc.                                      15,000
Ken Palmer                                              7,500
Ally Medical, Inc.                                     25,000
Encore Arizona                                         10,000
Total Medical, Inc.                                    10,000
Downside Risk, Inc.                                    10,000
Encore Rocky Mountain                                  10,000
Enob, Inc.                                             10,000
Florida Representatives                                 6,000
Total Orthopedics, Inc.                                30,000